 Canadian Zinc Corporation

Management’s Discussion and Analysis

For the three and nine month periods ended September 30, 2011

As of November 4, 2011

TABLE OF CONTENTS

INTRODUCTION [3]
ADDITIONAL INFORMATION [3]
INFORMATION ABOUT FORWARD-LOOKING STATEMENTS [4]
CAUTIONARY NOTE TO U.S. INVESTORS [5]
OVERVIEW, REVIEW OF ACTIVITIES AND OUTLOOK [5]
REVIEW OF FINANCIAL RESULTS [14]
SUMMARY OF QUARTERLY RESULTS (UNAUDITED) [16]
LIQUIDITY, FINANCIAL CONDITION AND CAPITAL RESOURCES [16]
FINANCIAL INSTRUMENTS [18]
CRITICAL ACCOUNTING ESTIMATES [19]
INTERNATIONAL FINANCIAL REPORTING STANDARDS [21]
RISKS AND UNCERTAINTIES [24]
RISK MANAGEMENT [34]
OTHER INFORMATION [36]
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING [36]

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”), dated November 4, 2011, focuses upon the activities, results of operations, liquidity, financial condition and capital resources of Canadian Zinc Corporation (the “Company” or “Canadian Zinc” or “CZN”) for the three and nine month periods ended September 30, 2011. In order to better understand the MD&A, it should be read in conjunction with the unaudited financial statements and notes thereto for the three and nine month periods ended September 30, 2011 and the audited financial statements, notes and MD&A for the year ended December 31, 2010.

The Company’s financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These are the Company’s third condensed interim financial statements prepared in accordance with IAS 34 and IFRS using accounting policies consistent with IFRS. The accounting policies have been selected to be consistent with IFRS as is expected to be effective on December 31, 2011, the Company’s first annual IFRS reporting date. These condensed interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Company’s first condensed interim financial statements prepared in accordance with IAS 34 and IFRS dated March 31, 2011 as well as the Company’s annual financial statements for the year ended December 31, 2010 prepared in accordance with previous Canadian GAAP.

ADDITIONAL INFORMATION

Additional information about the Company, including the Company’s Annual Information Form, is available under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.canadianzinc.com. Information is also available through the EDGAR system accessible through the United States Securities and Exchange Commission’s website www.sec.gov.

Readers should be aware that historical results are not necessarily indicative of future performance; actual results will vary from estimates and variances may be significant.

The Company reports its financial information in Canadian dollars and all monetary amounts set forth herein are expressed in Canadian dollars unless specifically stated otherwise.

Alan Taylor, P. Geo., Chief Operating Officer, Vice President Exploration and Director of Canadian Zinc Corporation, is the Company’s Qualified Person for the purposes of National Instrument 43-101 and has approved the technical disclosures in the MD&A.

INFORMATION ABOUT FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Forward-looking statements in this MD&A include statements with respect to:

•	the Company’s planned/proposed Prairie Creek Mine operations;
•	expectations around the process for obtaining operating permits;
•	the Company’s plans for further exploration at the Prairie Creek Mine;
•	future cost estimates pertaining to further development of the Prairie Creek Mine and items such as long-term environmental reclamation obligations;
•	the outlook for future prices of zinc, lead and silver; and
•	the impact to the Company of future accounting standards and discussion of risks and uncertainties around the Company’s business.

Words such as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”, or similar expressions, are intended to identify forward-looking statements. Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995.

Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to, among other things, mineral reserves, mineral resources, results of exploration, reclamation and other post-closure costs, capital costs, mine production costs, the timing of exploration, development and mining activities and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements by reason of factors such as changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals the Company expects to produce, delays in obtaining permits, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in areas in which the Company operates, technological and operational difficulties encountered in connection with the Company’s activities, labour relations matters, costs and changing foreign exchange rates and other matters discussed under “Liquidity, Financial Condition and Capital Resources” and “Review of Financial Results.”

Other delays in factors that may cause actual results to vary materially include, but are not limited to, the receipt of permits or approvals, changes in commodity and power prices, changes in interest and currency exchange rates, geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations), cost escalation, unavailability of materials and equipment, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters, political risk, social unrest, and changes in general economic conditions or conditions in the financial markets.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves. The Company does not currently hold a permit for the operation of the Prairie Creek Mine.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements. Further information regarding these and other factors which may cause results to differ materially from those projected in forward-looking statements are included in the filings by the Company with securities regulatory authorities. The Company does not undertake to update any forward-looking statements that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO U.S. INVESTORS

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this MD&A, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

OVERVIEW, REVIEW OF ACTIVITIES AND OUTLOOK

Canadian Zinc Corporation (the “Company” or “Canadian Zinc”) is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration and development of natural resource properties. The address of the Company’s registered office is Suite 1710, 650 West Georgia Street, Vancouver, British Columbia, Canada, V6B 4N9. The Company currently exists under the Business Corporations Act (British Columbia) and its common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “CZN” and on the OTCBB under the symbol “CZICF”.

The Company is primarily engaged in the exploration, development and permitting of its Prairie Creek Mine property (“Prairie Creek”). The Company is considered to be in the exploration and development stage given that its Prairie Creek property is not yet in production and, to date, has not earned any significant revenues. The recoverability of amounts shown for exploration and evaluation assets is dependent on the existence of economically recoverable reserves, obtaining the necessary permits to operate a mine, obtaining the financing to complete development and future profitable production.

The Prairie Creek Property hosts total Measured and Indicated Resources of 5,840,329 tonnes grading 10.71% zinc, 9.90% lead, 0.326% copper, and 161.12 grams silver per tonne, a large Inferred Resource of 5,541,576 tonnes grading 13.53% zinc, 11.43% lead, 0.514% copper and 215 grams silver per tonne and additional exploration potential. The Mine is partially developed with an existing 1,000 tonne per day mill and related infrastructure.

The Prairie Creek mineral deposit contains substantial quantities of zinc, lead and silver. The Measured and Indicated Resource is capable of supporting a mine life in excess of fourteen years at the planned initial rate of 600 tonnes per day, which will increase to 1,200 tonnes per day, and the future inclusion of Inferred Resources is expected to extend the mine life to at least 20 years.

Recent Developments with respect to the Prairie Creek Property

The Company's principal focus has been to advance the Prairie Creek Property towards receiving a Class “A” Water Licence and associated Land Use Permits, through the regulatory process established under the Mackenzie Valley Resource Management Act, that will permit the further development and subsequent mine production at the Property.

In June 2008 the Company applied to the Mackenzie Valley Land and Water Board for a Water Licence and associated Land Use Permits to support a mining operation at Prairie Creek. The application was referred to an Environmental Assessment ("EA") under the Mackenzie Valley Environmental Impact Review Board (the "Review Board") in August 2008 and has since been working through the various stages within the EA. These stages included a written hearing, submittal of a Developers Assessment Report, two formal Information Requests and two Technical Sessions, a Community Hearing, a two-day Public Hearing, and Final Submissions. The Environmental Assessment is now in the Decision stage.

The Community Hearing and Public Hearing, conducted by the Review Board, were held June 22-24, 2011 in both Nahanni Butte and Fort Simpson, Northwest Territories, at which the Company's proposals for the development and operation of the Prairie Creek mine were presented and explained to the local communities.

Participating parties in the Public Hearings included: Canadian Zinc; Dehcho First Nations; Nahanni Butte Dene Band; Liidlii Kue First Nation; Aboriginal Affairs and Northern Development Canada ("AANDC") (formerly Indian and Northern Affairs Canada); Fisheries and Oceans Canada; Environment Canada; Parks Canada; Transport Canada; Natural Resources Canada; and Government of the Northwest Territories; together with members of the public and local community and business representatives.

Prior to the hearings Technical reports were submitted by Environment Canada; Natural Resources Canada; Department of Fisheries and Oceans; AANDC; Parks Canada; and the Department of Environment and Natural Resources of the Northwest Territories.

Canadian Zinc believed that technical solutions acceptable to all parties had been identified for most issues raised in the EA. However, there remained a difference in approach between the Company and AANDC regarding the methodology used to select site specific water quality objectives relating to the treated water discharge from the Prairie Creek Mine. CZN and AANDC agreed to collaborate to move forward in a timely manner to further discuss the issues and seek to reach a mutually acceptable solution and approach. In a letter issued July 15, 2011, the Review Board encouraged the parties to complete the meetings and report preparation prior to the deadline established for final submissions.

During August and September the Company met numerous times with interested parties to further collaborate on water quality objectives. A number of additional components, including enhanced water storage and treatment, were suggested to further add to site contingency factors. Progress was made in resolving certain issues in order to move forward with the broad development of a framework for selecting Site-Specific Water Quality Objectives prior to the filing of Final Submissions by the parties and by the Company on September 16, 2011.

The Review Board officially closed the public registry for the EA on September 22, 2011. The closure of the public registry marks the completion of the technical information and reports, public hearings and comment, and submissions stages of the Environmental Assessment.

With the closing of the public registry, the EA process entered the Decision Phase by the Review Board. The Company anticipates that the Review Board will take some time before issuing its Report of Environmental Assessment. All proceedings, transcripts, technical reports and detailed information on the now closed EA (EA0809-002) of the Prairie Creek mine are available on the website registry of the Review Board at http://www.reviewboard.ca/registry/.

After the Review Board decision, the Report and Decision on the EA will be forwarded to the Federal Minister of Aboriginal Affairs and Northern Development Canada for further review. It is uncertain how long the review by the Minister may take. If accepted by the Minister, the application will be returned to the Review Board with recommendations to refer the applications back to the Mackenzie Valley Land and Water Board ("MVLWB") to proceed to the permitting phase.

Following completion of the EA, the MVLWB will proceed with the permitting phase (with input from territorial and federal agencies), in which the permits are issued. These permits will likely include conditions recommended as a result of the EA.

The Company has experienced long delays in obtaining permits, and expects a continued lengthy process with its permitting activities. Since 2001, the Company has successfully obtained seven permits for the exploration and development of the Prairie Creek property, including two Type “B” Water Licences, four Land Use permits for exploration activities and underground development and a winter road permit. Various aspects of the Prairie Creek Project have been the subject of five previous EAs carried out by the Review Board, all of which resulted in recommendations that the relevant project be allowed to proceed. During the first quarter of 2011, the Company’s Land Use Permit MV2004C0030 for exploration was extended for a further two-year period to May 10, 2013. The Company has, to date, successfully carried out extensive programs at Prairie Creek, in accordance with all regulatory requirements and in compliance with all permits and licences.

IBAs Signed with Nahanni Butte Dene Band and Liidlii Kue First Nation

In January 2011 the Company signed the Nah?a Dene Prairie Creek Agreement, which provides for an ongoing working relationship between Canadian Zinc Corporation and the Nah?a Dehe Dene Band (Nahanni Butte Dene Band) that respects the goals and aspirations of each party and will enable the Nahanni community members to participate in the opportunities and benefits offered by the Prairie Creek Project and confirms their support for the Prairie Creek Mine.

In June 2011 the Company signed a separate Impact Benefits Agreement with the Liidlii Kue First Nation (“LKFN”) of Fort Simpson. The LKFN agreement is similar in many respects to the above mentioned Impact Benefits Agreement with the Nahanni Butte Dene Band. The LKFN has agreed to support CZN in obtaining all necessary permits and other regulatory approvals required for the Prairie Creek Mine Project. The Agreement is intended to ensure that CZN undertakes operations in an environmentally sound manner. LKFN will appoint a qualified Monitor to monitor environmental compliance and to monitor impacts of the Mine on the environment or wildlife and to work with CZN to prevent or mitigate such impacts.

The Agreements provide a framework such that training, employment and business contracts, and some financial provisions are made available to the Nahanni Butte Dene Band and the LKFN to ensure maximization of benefits from opportunities arising from the Prairie Creek Project in a manner that will be to the mutual benefit of all parties. The Nahanni Butte Dene Band and the Liidlii Kue First Nation are members of the DehCho First Nations. Nahanni Butte is the closest community to the Prairie Creek Mine and LKFN is the largest member of the Dehcho First Nations.

Socio-Economic Agreement with the Government of the Northwest Territories

On August 22, 2011 the Company signed a Socio-Economic Agreement with the Government of the Northwest Territories (“GNWT”) related to the planned development of the Prairie Creek silver/zinc/lead mine in the Northwest Territories, Canada.

The Prairie Creek Socio-Economic Agreement (“Agreement” or “SEA”) establishes the methods and procedures by which the Company and the Government of the Northwest Territories have agreed to work together to maximize the beneficial opportunities and minimize the negative socio–economic impacts arising from an operating Prairie Creek Mine.

The Agreement defines hiring priorities and employment commitments and practices during the construction, operation and closure of the Prairie Creek Mine and across the entire spectrum of project-based employment.

Canadian Zinc has targeted employment levels of at least 60% NWT residents and 15%-25% Aboriginals. For project employees living in any of the NWT’s communities, the SEA includes a commitment during operations to cover the costs of travel to and from employee pick-up points.

GNWT and Canadian Zinc acknowledge that developing qualified workers for the Prairie Creek Mine is a shared responsibility of the Company, GNWT, communities, educational institutions and government agencies. The GNWT and Canadian Zinc will continue to work, albeit now on a more formal basis, with local communities to develop training programs that would enable residents of the Northwest Territories to take advantage of employment opportunities arising from the Prairie Creek Mine.

The Company has agreed to implement policies to maximize business and value added opportunities for businesses in the Northwest Territories. Canadian Zinc will use its best efforts to ensure that purchases of goods and services through or from NWT businesses will be at least 30% during construction and at least 60% during operations.

To support economic and business opportunities for NWT residents, the GNWT will, in collaboration with CZN, support project related community economic and business opportunities as well as business development planning and delivery of business development programs relevant to the Prairie Creek Mine.

The Agreement also establishes measures to monitor the socio-economic commitments arising from the Prairie Creek Mine including the establishment of the Prairie Creek Mine Socio-Economic Advisory Committee, a committee comprised of representatives from Canadian Zinc, GNWT and members of the five Aboriginal communities that make up Nahendeh Aboriginal Economic Development Council.

Canadian Zinc has agreed to protect the cultural and social well-being and traditional economies of residents and communities in the Dehcho Region and to support traditional pursuits of Aboriginal employees in balance with the operational requirements of the Project.

Federal Government Provides $3 Million Funding for Training

In August 2011 Human Resource and Skills Development Canada (“HRSDC”), a federal department of the Government of Canada, approved a commitment of more than $3 million dollars over a 3-year period to fund “More Than a Silver Lining”, a program to provide Aboriginal participants with training-to-employment opportunities in a variety of mining-related occupations at the Prairie Creek Mine.

In addition to the funding from the Government of Canada, the program will receive an additional $1.0 million from Canadian Zinc, the Government of the Northwest Territories and the communities of Nahanni Butte, Fort Simpson, Fort Liard, Trout Lake and Jean Marie River.

The program, which is now underway, is administered by the Mining Training Society in partnership with Canadian Zinc. The Mining Training Society is funded by the Government of Canada through the Skills Partnership Fund program administered by HRSDC. The mandate of the Mine Training Society is to screen, select, train and place northerners in mining jobs and to build a legacy of education and awareness about the employee and skill needs of the mining industry, in co-operation with the communities and education system of the Northwest Territories.

This program will train applicants in disciplines such as Mine Administration, Underground Mining, Heavy Equipment Operations, Environmental Monitoring, Medical First Responder, Camp Cook, Safety Training, and Class 5 Training. The Mining Trading Society will assess 300 Aboriginal applicants for employment suitability of which 255 will be invited to participate in the program. Ultimately it is expected that about 70 Aboriginals will secure employment at the Prairie Creek Mine, when in operation, and the partner communities will provide an additional 10 jobs for graduates in administration or heavy equipment operation. The Mine Training Society has hired a Job Coach, based in CZN’s office in Fort Simpson working closely with the Prairie Creek Mine operators to support recruitment, training and placement of applicants from all five communities.

Prairie Creek – 2011 Diamond Drill Program

As reported in a press release dated October 3rd, the summer 2011 exploration drill program at the Prairie Creek Mine has had success on three fronts:

•	New area of stratabound mineralization was intersected within 150 metres of the existing underground workings.
•	Multiple new vein intercepts intersected above the existing mineral resource.
•	Deep-hole exploration program at Casket Creek, 1.6 kilometres to the north and along strike, intersected the main host structure for vein mineralization.

The Company’s Longyear rig was used to drill relatively short holes in the proximity of the Prairie Creek Mine. PC-11-188, collared at the minesite, was abandoned due to excessive overburden and hole PC-11-189 reported no significant assays. Drillhole PC-11-190 intersected a new area of stratabound-type mineralization approximately 150 metres below the 870 metre mine level, which is the lowest level of current developed workings at the Prairie Creek Mine. The assay results from Drillhole PC-11-190 are as follows:

Drillhole Stratabound Composites – Prairie Creek Mine Area
Drillhole	From(m)	To (m)	Int (m)	Pb (%)	Zn (%)	Ag (g/t)
PC-11-190	244.40	247.00	2.60	1.61	7.15	12
PC-11-190	252.10	254.80	2.70	3.56	8.84	26

These two intercepts represent stacked sulphide horizons and are located approximately 100 metres south of the defined main stratabound body which has a Measured and Indicated Resource of 1.3 million tonnes averaging 6.0% Pb and 10.5% Zn. The intersections represent true thicknesses and exhibit the same style of mineralization as found in the resource and demonstrate the potential to expand this stratabound resource. There are few drillholes in this particular area and further follow-up drilling is warranted.

A series of 25 metre spaced drill holes were targeted in the upper level vein area, close to surface, and above the presently defined vein resource. The vein structure was intersected and identified in each completed hole. The results received to date of the vein drilling are as follows:

Drillhole Vein Composites – Prairie Creek Mine Area
Drillhole	From (m)	To (m)	Interval (m)	Pb (%)	Zn (%)	Ag (g/t)	Cu (%)	Core Recovery %
PC-11-191	67.37	69.02	1.65	2.14	10.52	35	0.124	81
PC-11-192	65.00	68.40	3.40	6.32	5.64	74	0.100	91
PC-11-192	80.40	85.10	4.70	3.71	8.38	54	0.183	92
PC-11-193	64.00	65.50	1.50	7.34	8.70	263	0.650	29
PC-11-194	57.40	61.20	3.80	5.16	6.09	59	0.069	74
PC-11-194	66.20	68.70	2.50	5.63	6.55	54	0.082	91
PC-11-195	67.80	69.00	1.20	3.96	2.79	114	0.337	86
PC-11-196	70.20	77.72	7.52	8.78	5.07	138	0.258	25

The vein mineralization at Prairie Creek is hosted within a structural fault zone and this zone was identified in all completed holes. Due to the close proximity to surface, the mineralization was highly weathered and 70–90% oxidized, which inhibited core recovery and grade determination. Actual grades and true thicknesses will only be verified upon mining.

The Longyear drill rig continued to complete a number of drillholes in a similar pattern and proximity to the previous holes prior to being shut down for the season on October 8, 2011. Assay results are expected by the end of the year.

Drilling in the Casket Creek area, about 2.5 kilometers to the north and on strike of the Prairie Creek Mine, is testing for a 1.6 kilometre down-plunge extension of the inferred mineral resources and is directed towards a potential vein/structural target at the nose of an anticlinal fold.

Drillhole PC-10-187, which commenced last year, and had reached a depth of 657 metres when drilling was suspended for the season in October 2010, was restarted in June 2011. Drillhole PC-10-187 intersected its target and reached a final depth of 1,630 metres in early August 2011.

A re-interpretation of the geological model indicated that the main structural target had been intersected by drillhole PC-10-187 at a very high level in the stratigraphic column above the prime rock units that host the existing resource. As a result, the fault zone was poorly developed (~2 metres wide) within a less competent rock unit of the Cadillac Formation. A small mineralized zone was visually identified within this structure and assays are pending.

To further test the newly identified structure for its vertical extent drillhole PC-11-187W2 was drilled as a moderate undercut. This wedge hole successfully intersected the structure, which increased in intensity and width to 4.5 metres, approximately 50 metres below the drillhole PC-10-187 intercept. Again, this intersection was high in stratigraphy. Visual mineralization was also observed within the shear zone and samples were taken with assays pending.

With the success in intercepting the target structure, which showed increasing intensity with depth, a subsequent hole, drillhole PC-11-206, was drilled to undercut the anticipated structure by 250 metres. At the end of October, drillhole PC-11-206 was at a depth of 1,365 metres when drilling was suspended due to seasonal operational challenges, approximately 300 metres short of the projected target. The drill rig was winterized and the hole prepared so that it can be entered and completed next year.

The 2011 diamond drill exploration program was completed for the year at the end of October 2011. In summary shallow drilling by the Longyear rig totalled 26 holes, including 3,125 metres of coring, and deep drilling by the TM-2500 rig totalled 2,513 metres of coring in 4 holes including wedges. Assay results from the balance of the program will be forthcoming later this year.

Investment in Vatukoula Gold Mines Plc

Canadian Zinc currently holds 12,573,380 shares of Vatukoula Gold Mines plc (“VGM”), which represents approximately 14% of the issued share capital. VGM is a UK company, listed on AIM (part of the London Stock Exchange), which currently owns and operates the Vatukoula Gold Mine located in Fiji.

The shares of VGM were acquired for investment purposes. Depending on the performance of the Vatukoula mine, which may affect the share price, and on market and other conditions, Canadian Zinc may from time to time in the future increase or decrease its ownership, control or direction over the shares of VGM, through market transactions, private agreements or otherwise.

Cautionary note: The historic and forward-looking information presented below with regard to the actual and proposed operations of Vatukoula Gold Mines Plc has been summarized from VGM’s publicly filed documents.

For further information on VGM refer to the company’s website: www.vgmplc.com.

VGM Operational Update for the Fourth Quarter and Twelve Months ended August 31, 2011

VGM’s unaudited preliminary operational results for the fourth quarter and year ended August 31, 2011 as reported by VGM are as follows:

	3 months ended Aug 2011 (Q4)	3 months ended May 2011 (Q3)	12 months ended Aug 2011	12 months ended Aug 2010
Gold produced (ounces)	10,670	11,395	52,157	56,214
Gold sold (ounces)	12,066	11,652	53,461	54,642
Average gold price received per ounce (US$)	1,636	1,453	1,429	1,145
Mine (loss) / profit for the period (unaudited)*	£0.2 million	£(2.8)million	£(0.4) million	£9.7 million

* Mine (loss) / profit for the period exclude any (losses) / gains from movements in unrealised foreign exchange rates.

Operational Highlights

•	Gold sold was 12,066 ounces for Q4 and 53,461 for the year ended August 2011

•	Underground ore delivered increased by 40% compared to the previous year to 336,085 tonnes and increased to 91,753 tonnes in the Q4 as compared to Q3 2011

•
Underground development for the fourth quarter was 6,751 metres up from 6,349 metres achieved in the third quarter. The underground development for the year was 24,453 up from 8,720 metres achieved in the previous year. These significant increases are the result of our on-going development program

•	As a result of the continued development program, roughly 42% of the ore mined in the quarter was sourced from development drives

•
The total cost per ton of ore mined and milled reduced from US$166 / tonne in the third quarter to US$ 128 / tonne in the fourth quarter. For the year ended August 2011 the cost per tonne increased to US$144 / tonne from US$101 / tonne in the previous year, reflecting an increase in underground tonnages mined and milled as a percentage of the total ore processed, and an increase in underground mining costs

In the fourth quarter the Vatukoula mine shipped and sold 12,066 ounces of gold, drawing down from the gold in the circuit. For the twelve months a total of 53,461 ounces were shipped and sold, in line with the twelve months to end-August 2010.

Production Summary

	3 months ended August 2011 (Q4)	3 months ended May 2011 (Q3)	12 months ended August 2011	12 months ended August 2010
Underground Mining / Sulphide Processing
Development (metres)	6,751	6,349	24,453	8,720
Sulphide Ore delivered (tonnes)	91,753	90,352	336,085	240,024
Sulphide head grade (grams / tonne)	4.29	4.06	5.00	7.43
Oxide Plant
Ore delivered (tonnes)	46,612	31,486	160,923	198,507
Oxide head grade (grams / tonne)	1.43	1.01	1.39	2.01
Total (Sulphide + Oxide)
Ore processed (tonnes)	139,584	120,413	498,123	438,691
Average ore head grade (grams / tonne)	3.19	3.28	3.77	4.98
Total Recovery (%)	77.96%	79.09%	81.20%	84.66%
Gold produced (ounces)	10,670	11,395	52,157	56,214
Gold shipped (ounces)	12,066	11,652	53,461	54,642
Cash Costs
Total cash cost / shipped ounce*(US$) (unaudited)	1,479	1,721	1,338	814
Total cash cost / tonne (US$) (unaudited)	128	166	144	101
Average realised gold price (US$ / ounce)	1,636	1,453	1,429	1,145
Mine (loss) / profit for the period (unaudited)**	£0.2 million	£(2.8)million	£(0.5) million	£9.6 million

* excludes amortization and depreciation, unrealized foreign exchange rate movements and provisions
** Mine (loss) / profit for the period exclude any (losses) / gains from movements in unrealised foreign exchange.

Underground mining has continued to focus on development, which will provide the necessary infrastructure and access to ore-bodies, in order for the mine to reach its targeted production levels in future years. During the quarter VGM completed 6,751 metres of development, and for the year ended August 2011 VGM completed 24,453 metres of development. This was almost a threefold increase over the 8,720 meters development in the previous year.

The increase in the development tonnages continued to have an adverse effect on the overall grade mined and gold delivered to the mill. In the fourth quarter approximately 42% of the ore delivered to the mill was from development. Once the development program is completed VGM will be targeting a significantly lower figure for the development / stoping tonnage ratio.

VGM believes that once it has caught-up with development, the mine will be restated to its longer term forecast gold production, which will in turn reduce operating costs on a per ounce basis, to targeted levels.

Production from the surface oxide process delivered 46,612 tonnes in the fourth quarter. This is an increase of 48% over the third quarter’s production. Additional oxide material has been mined from surface excavations in the near mine area. The grade delivered was 1.43 grams gold per tonne. Additional oxide material has been sourced from near mine areas. Oxide production for the year totaled 160,923 tonne at a grade of 1.39 grams gold per tonne. The oxide plant currently accounts for approximately 10% of the mine’s gold production.

The Vatukoula Treatment Plant (“VTP”) continues to operate satisfactorily. During the quarter, the VTP processed 139,584 tonnes of combined sulphide and oxide ores at an average grade of 3.19 g/t.

Recoveries ran at 77.96% which was lower than the same period last quarter 79.09%. The lower recovery is attributable to the high sulphide content material delivered from open pit mining, which is less amenable to recovery in the surface oxide process.

Financial Results and Operating Costs

The Vatukoula Mine made a net profit (prior to unrealized foreign exchange gains) of £0.2 million (unaudited) in Q4 compared to a loss of £2.8 million (unaudited) during Q3. The increase in net profits is attributable primarily to lower cash costs per tonne.

In Q4 total cash costs per tonne mined and processed were US$128 per tonne, down 23% as compared to Q3 costs of US$166 per tonne. This was a result of a decrease in the direct underground mining expenses. For the year ended August 2011 the cash costs per tonne increased from US$101 to US$144. The majority of this variance is attributable to the increase of underground ore mined and milled as a percentage of the total ore mined and milled.

Total cash costs per ounce of gold produced for Q4 was US$ 1,479 down from US$ 1,721 in Q3. The decrease in the operating cost on a per ounce basis is attributable to a reduction in costs on a per ton basis. Compared to the previous year, cash costs per ounce for the year ended August 2011 increased from US$814 to US$1,338. Although a portion of this rise is a result of the increased production costs per tonne milled, it is mainly attributable to the development program which results in lower grade ore being mined and processed and in turn reduced gold production.

Exploration

During the year ended August 2011, VGM’s drilling campaigns focused on the near surface potential at Vatukoula and on vertical and lateral extensions of the current ore bodies.

On October 12, 2011, VGM announced the discovery of Baron d'Este, a new high grade ore zone at the Vatukoula Mine. This is the first new discovery of a new high-grade ore zone at Vatukoula since the discovery of the Prince William ore zone in the 1980's. The Baron d'Este discovery is contained within the current Mining Leases and is approximately 300 metres north of current mine workings.

The three holes drilled targeting this ore zone were completed between the beginning of August 2011 and the end of September 2011 and consisted of a total of 3,116 metres. All three holes intersected mineralised structures, with the most significant composite intersections being 124.7 grams of gold per tonne over 0.46 metres; 33.6 grams of gold per tonne over 2.86 metres; 25.46 grams of gold per tonne over 1.07 metres and 39 grams of gold per tonne over 0.48 metres.

The ore zone has been drilled by three holes which have intersected up to four mineralised structures. Three of these structures are sub-vertical which have been intersected between 300m and 700m below surface (11 and 23 level), and the fourth is a horizontal structure approximately 700 m below surface.

The three holes drilled targeting this ore zone were completed between the beginning of August 2011 and the end of September 2011 and consisted of a total of 3,116 metres. All three holes intersected mineralised structures, with the most significant composite intersections being 124.7 grams of gold per tonne over 0.46 metres; 33.6 grams of gold per tonne over 2.86 metres; 25.46 grams of gold per tonne over 1.07 metres and 39 grams of gold per tonne over 0.48 metres.
 The new ore zone is contained within the Caldera which has not been the primary source of flatmake mineralization at Vatukoula. Nonetheless VGM mine geologists consider the mineralised intersections found during the drilling program to be consistent with those found within a typical ore body at Vatukoula. Exploration to further define and extend the mineralization is on-going.

VGMOutlook

Canadian Zinc recorded a loss on its investment in Vatukoula Gold Mines during the three and nine month periods ended September 30, 2011. At September 30, 2011, the Company’s investment in VGM had a market value of $15.663 million. The outlook for this investment is dependent on the ongoing performance of VGM. The market value of the Company’s investment in VGM at November 2, 2011, was $15.712 million.

Outlook

Canadian Zinc’s continued focus will be to advance the permit applications through the regulatory phases. Further research, data gathering and testing of specific mine aspects, mainly related to water treatment and management, are expected to continue in preparation for the upcoming regulatory phase of the permitting process. On-going collaboration with various government parties, agencies and Aboriginal groups will continue with a view to gaining a further database of knowledge and support for the proposed development.

The Feasibility Study by SNC Lavalin continued over the course of the third quarter and involved further planning and design, a site visit to further assess the existing infrastructure, optimizing the mill plan layout and further assessing the transportation corridor It was planned that the Feasibility Study was to be completed before the end of 2011, however, the completion of the study will be delayed until the EA decision has been received and reviewed and the details can be incorporated into the study.

REVIEW OF FINANCIAL RESULTS

This review of the results of operations should be read in conjunction with the unaudited financial statements of the Company for the three and nine month periods ended September 30, 2011 and other public disclosure documents of the Company.

For the three and nine month periods ended September 30, 2011, the Company reported a net loss and comprehensive loss of $5,293,000 and $29,844,000 respectively, compared to net income and comprehensive income of $8,379,000 and $11,094,000 for the same periods respectively ending September 30, 2010. The decrease in net income in comparative periods was primarily attributable to mark to market losses on the Company’s shares in Vatukoula Gold Mines plc, and by higher exploration and evaluation expenses.

Exploration and Evaluation Costs

For the three and nine month periods ended September 30, 2011, the Company expensed $2,275,000 and $4,635,000 respectively on its exploration and evaluation programs at Prairie Creek compared to $2,522,000 and $3,393,000 for the same periods respectively ending September 30, 2010. Details of the exploration and evaluation costs are shown in Note 12 to the condensed interim financial statements for the three and nine month periods ended September 30, 2011.

The overall increase in expenditures during the three and nine month periods ended September 30, 2011 at the Prairie Creek Mine Site relates primarily to the Company’s initiation of a feasibility study for Prairie Creek amounting to $391,000 and $1,132,000 respectively compared to $nil and $nil for the same periods respectively ending September 30, 2010. The Company also incurred $489,000 and $1,412,000 for the three and nine month periods ended September 30, 2011 respectively, compared with $339,000 and $885,000 for the same periods respectively ending September 30, 2010 related to permitting and environmental matters, which included costs related to studies required for the Company’s Environmental Application recently completed and as part of the permitting process for operating permits at Prairie Creek, as well as liaising with local communities and Parks Canada, among others.

As described in this MD&A in the section above entitled “Overview, Review of Activities and Outlook,” the Company considers that it has made continued progress in this area. However, the process for obtaining operating permits in the Mackenzie Valley in general and relating to the Prairie Creek Mine in particular, has been marked by long delays and this extended process is expected to continue. The Company intends to continue to work through the process for obtaining operating permits in 2011 and expects that there will continue to be significant costs associated with the process. Given the open-ended nature of the permitting process, the Company is not able to provide, with any reasonable assurance, an estimate as to the total costs for obtaining operating permits.

Revenue and Investment Income

The Company does not generate any cash flows from operations. To date the Company has not earned any significant revenues other than interest and related investment income. Investment income for the three and nine month periods ended September 30, 2011 was $9,000 and $46,000 respectively, versus $12,000 and $36,000 for the comparative periods. The increase for the year to date is attributable to the overall increase in amounts available for investment during the nine month period ended September 30, 2011 versus the comparative period and the continued minimal rates of interest being paid for balances on account with financial institutions.

Administrative Expenses

Administrative expenses (excluding share-based compensation and depreciation) consisted of $400,000 and $1,522,000 respectively for the three and nine month periods ended September 30, 2011 versus $318,000 and $1,100,000 for the same periods respectively ending September 30, 2010, primarily arising from increased corporate development activities.

Other Income (Expenses)

Share-based compensation: Share-based compensation totaled $56,000 and $200,000 for the three and nine month periods ended September 30, 2011 respectively, versus $161,000 and $843,000 for the comparative periods. The share-based compensation expense value was calculated using the Black-Scholes valuation method with assumptions as described in the ”Critical Accounting Estimates” section to this MD&A.

Gain/loss on marketable securities: The Company reported a loss on marketable securities of $2,703,000 and $23,737,000 for the three and nine month periods ended September 30, 2011 respectively versus a gain of $11,417,000 and $16,473,000 for the respective comparative periods. These losses and gains arose as a result of the decrease or increase in quoted prices for the marketable securities in which the Company invested. No gains or losses arose due to sales of marketable securities during the comparative periods. All the Company’s marketable securities have been designated as fair value through profit or loss by the Company. The total loss recorded on marketable securities for the three and nine month periods ended September 30, 2011 is based upon the market value of the shares at September 30, 2011.

Foreign Exchange: The Company incurred a foreign exchange gain of $13,000 and a loss of $13,000 for the three and nine month periods ended September 30, 2011 versus a loss of $28,000 and $17,000 for the comparative periods, all of which was realized as at September 30, 2011. The losses primarily arose as a result of the overall strengthening of the Canadian dollar compared to the U.S. dollar which impacted the carrying value of cash held by the Company in U.S. dollars.

Related Party Transactions

For the three and nine month periods ended September 30, 2011, the Company incurred rent expense with a corporation with a common director of the Company in the amount of $6,000 and $18,000 respectively versus $6,000 and $18,000 respectively for the comparative periods. These transactions were within the normal course of business and have been recorded at amounts agreed to by the transacting parties. At September 30, 2011, $nil relating to amounts owing to related parties was included in accounts payable and accrued and other liabilities (December 31, 2010 - $2,000).

For the three and nine month periods ended September 30, 2011, the Company incurred short-term employee benefits with officers and directors in the amounts of $130,000 and $425,000 respectively versus $140,000 and $457,000 respectively for the comparative periods. For the three and nine month periods ended September 30, 2011, the Company incurred share-based compensation with officers and directors in the amounts of $39,000 and $162,000 respectively versus $87,000 and $719,000 respectively for the comparative periods.

Tax Deduction Recovery

The Company, during the three month period ended March 31, 2011, renounced exploration and evaluation expenses deductible for Canadian income tax purposes of $5,000,000 in respect of the flow-through shares issued in 2010 (see Note 10). As at September 30, 2011, the Company possessed exploration and development costs eligible for renunciation of $5,000,000. Accordingly, the Company recognized a tax deduction recovery during the three and nine month periods ending September 30, 2011 of $139,000 and $277,000 respectively and reduced the liability to sell the tax deductions, initially recognized at $277,000, by the same amounts respectively.

SUMMARY OF QUARTERLY RESULTS (UNAUDITED)

(thousands of dollars except per share amounts)
Quarter ended	Investment Income	Net Income (Loss)	Net Income (Loss) per Common Share – basic and diluted
September 30, 2011	$ 9	$ (5,293))	$ (0.04))
June 30, 2011	16	(10,307))	(0.08))
March 31, 2011	21	(14,244))	(0.11))
December 31, 2010	12	7,400	0.06
September 30, 2010	12	8,379	0.07
June 30, 2010	14	(4,529))	(0.04))
March 31, 2010	10	7,244	0.06
December 31, 2009 (1)	14	(2,487))	(0.021))
(1) Prepared in accordance with Canadian GAAP.

The Company’s investment income has generally decreased as a result of lower cash, cash equivalents and short-term investment balances over the past eight quarters as the Company has funded its activities and invested in marketable securities. In addition, the decline in the rate of return for such investments has remained significantly low following the global economic crisis.

The net income for three of the four quarters in fiscal 2010 largely represents the increase in the fair market value of the Company’s investment in Vatukoula Gold Mines plc. The net loss during the three quarters of 2011 and the second quarter of fiscal 2010 primarily represents the decrease in the fair market value of the Company’s investment in Vatukoula Gold Mines plc.

The net loss for the quarters in fiscal 2009 largely represents the decrease in the fair market value of the Company’s marketable securities.

LIQUIDITY, FINANCIAL CONDITION AND CAPITAL RESOURCES

At September 30, 2011, the Company had a positive working capital balance of $17,030,000 comprised of cash and cash equivalents of $200,000, short term investments of $1,484,000 and marketable securities of $15,663,000 (for a total of $17,347,000). At December 31, 2010, the Company had cash and cash equivalents of $4,464,000, short term investments of $2,900,000, marketable securities of $39,400,000, and a positive working capital balance of $46,380,000.

The Company’s short term investments at September 30, 2011, consist primarily of Guaranteed Investment Certificates; the Company does not hold, and has never held, any asset-backed commercial paper. The Company’s accounts payable and accrued and other liabilities at September 30, 2011 were $531,000 compared to $519,000 as at December 31, 2010.

Cash inflows from financing activities totaled $110,000 for the nine month period ended September 30, 2011 versus $2,386,000 for the comparative period, primarily arising from exercises of stock options and warrants during the current year.

Canadian Zinc does not generate any cash flows from operations and has no income other than investment income. The Company relies on equity financings to fund its working capital requirements and planned exploration, development and permitting activities.

The Company believes that the funds available to it remain sufficient for current operations and will enable Canadian Zinc to continue, for at least one year assuming no other factors changed, with the permitting process and the feasibility study for Prairie Creek. However, the Company’s expenditures could increase significantly in the short-term due to factors beyond the Company’s control, such as regulatory matters associated with the permitting process, and in particular, the possibility that external consultants’ time may be required. CZN cannot predict all costs that may be required as a result of external conditions imposed upon it and these expenditures could cause the Company’s cash and cash equivalents resources to be depleted at a faster rate than currently anticipated.

Additional capital will be required in order to bring the Prairie Creek Mine into production in the future. The ability to raise additional finance may be impaired, or such financing may not be available on favorable terms, due to conditions beyond the control of the Company, such as continued uncertainty in the capital markets and depressed commodity prices, or the conditions imposed upon the Company in its operating permits. This is discussed in more detail in the “Risks and Uncertainties” section in this MD&A. The Company currently anticipates that, depending on final design and operating permit conditions, the additional capital required to install the planned new facilities and to bring the Prairie Creek Mine into production will be in the area of $100 million.

The Company currently holds marketable securities in Vatukoula Gold Mines plc. The investments in VGM were acquired during 2009 and represent 100% of the total market value of CZN’s marketable securities at September 30, 2011. CZN’s ability to realize these investments (and make a gain) is dependent on the performance of the Company’s shares that have been acquired, which is not certain. At November 2, 2011 the market value of CZN’s shareholding in Vatukoula Gold Mines was $15.71 million, compared to $15.66 million at September 30, 2011.

The following table reflects the Company’s aggregate financial commitments as of September 30, 2011:

($’000s)	Payment due by period
Contractual Obligations	Total (CDN$)	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligation (1)	872	150	300	300	122
Decommissioning Liability (2)	2,445	-	-	-	2,445
Total	3,317	150	300	300	2,567

(1)	Represents obligations under operating leases for office space and equipment.
(2)	The decommissioning liability obligation represents undiscounted costs which are anticipated to be predominantly incurred at the end of the life of the Prairie Creek Mine.

The table above does not include the annual fees related to the Company’s mining leases, surface leases and mineral claims which total approximately $45,000 per annum and property taxes of approximately $30,000 per annum.

Share Data

At November 2, 2011, the Company has 130,824,112 common shares issued and outstanding. In addition, there are outstanding stock options and warrants for a further 7,220,000 and 341,273 common shares respectively.

FINANCIAL INSTRUMENTS

Financial Assets

Financial assets are initially recorded at fair value and designated upon inception into one of the following four categories: held-to-maturity, available-for-sale, loans and receivables or at fair value through profit or loss (“FVTPL”).

Financial assets classified as loans and receivables are measured at amortized cost less impairment. The Company has classified its other receivables as loans and receivables.

Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through earnings. The Company has classified its cash and cash equivalents, short-term investments, marketable securities and restricted cash as FVTPL. The Company designated its marketable securities as FVTPL upon initial recognition in accordance with an investment strategy that management uses to evaluate performance on a fair value basis.

Financial assets classified as held-to-maturity are measured at amortized cost. The Company has no financial assets classified as held-to-maturity.

Financial assets classified as available-for-sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) except for losses in value that are considered other than temporary. The Company has no financial assets classified as available-for-sale.

Transaction costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

Financial Liabilities

Financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or classified as other financial liabilities.

Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. Subsequently, they are measured at amortized cost using the effective interest method. The Company has classified its accounts payable and accrued liabilities as other financial liabilities.

Financial liabilities classified as FVTPL include financial liabilities held-for-trading and financial liabilities designated upon initial recognition as FVTPL. Fair value changes on financial liabilities classified as FVTPL are recognized through the statement of comprehensive income or loss. The Company has no financial liabilities classified as FVTPL.

CRITICAL ACCOUNTING ESTIMATES

The preparation of interim financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

Accounts that require significant estimates as the basis for determining the stated amounts include exploration and evaluation assets, property, plant and equipment, decommissioning liability and share-based compensation. Depreciation and depletion of exploration and evaluation assets and property, plant and equipment assets are dependent upon estimates of useful lives and resource estimates, both of which are determined with the exercise of judgment. The assessment of any impairment of exploration and evaluation assets or property, plant and equipment is dependent upon estimates of fair value that take into account factors such as resources, economic and market conditions and the useful lives of assets. Decommissioning liabilities are recognized in the period in which they arise and are stated at the best estimate of estimated future costs. These estimates require extensive judgment about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices. Share-based compensation expense is calculated using the Black-Scholes valuation model which requires significant judgment as to considerations such as stock option lives and stock volatility.

A summary of the Company’s significant accounting policies is included in Note 2 to the financial statements for the three and nine months ended September 30, 2011. The following is a discussion of the accounting estimates that are considered by management to be significant in determining the Company’s financial results and position:

Impairment of long-lived assets

The carrying value of property, plant and equipment was $1,171,000 (December 31, 2010 - $1,272,000) and for exploration and evaluation assets at September 30, 2011 was $4,644,000 (December 31, 2010 - $4,498,000).

The Company assesses at each date of the statement of financial position the carrying amounts of non-financial assets to determine whether there is an indication that those assets have suffered an impairment loss. If such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the assets belong.

Recoverable amount is the greater of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments for the time value of money and risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of comprehensive income, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized.

At September 30, 2011, management carried out an impairment assessment and determined that, notwithstanding the Company’s history of losses, and based upon best estimates available, no impairment of the carrying value of exploration and evaluation assets was indicated.

In assessing the future estimated cash flows management uses various estimates including, but not limited to estimated future operating and capital costs as well as future commodity prices and estimates based upon indicated and inferred resources. By their very nature, there can be no assurance that these estimates will actually be reflected in the future construction or operation of the Prairie Creek Mine. The ultimate recoverability of amounts deferred for exploration and evaluation assets is dependent upon, amongst other things, obtaining the necessary financing to complete the development of, and obtaining the necessary permits to operate, the Prairie Creek mine.

Decommissioning liability (environmental estimates)

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of exploration and evaluation assets and property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a provision for a decommissioning liability is recognized at its present value in the period in which it is incurred, which is generally when an environmental disturbance occurs or a constructive obligation is determined. Upon initial recognition of the liability, a corresponding amount is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using the unit of production method. Following the initial recognition of a decommissioning liability, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the current market-based discount rate and the amount or timing of the underlying cash flows needed to settle the obligation. Changes to estimated future costs are recognized in the statement of financial position by either increasing or decreasing the decommissioning liability and the decommissioning asset.

Various assumptions are used in determining the liability including current mine plans, future retirement costs and estimates of resources. The estimates used require extensive judgment as to the nature, cost and timing of the work to be completed and may change with future changes to cost structures, environmental laws and requirements and remediation practices employed. Management evaluates the decommissioning liability estimates at the end of each reporting period to determine whether the estimates continue to be appropriate.

As at September 30, 2011, the Company estimated that the total undiscounted cash flows required to settle the reclamation and remediation obligations at the Prairie Creek Property are $2,445,000 (December 31, 2010 - $2,445,000), mostly to be incurred at the end of the life of the mine. These cash flows have been determined to have a present value of $1,844,000 (December 31, 2010 - $1,654,000) discounted at 2.68% per annum (December 31, 2010 – 3.48%). It is assumed the settlement of the obligations will occur through to 2021.

Share-based compensation

Share-based compensation expense is calculated using the Black-Scholes option pricing model (“Black-Scholes”). Black-Scholes requires management to make various estimates and assumptions that impact the value assigned to the option expense including the predicted future volatility of the stock price, the risk free interest rate, dividend yield, and the expected life of the options. Management has used the following assumptions for its Black-Scholes calculations:

Period of Grant	Nine months ended September 30, 2011	Year ended December 31, 2010
Dividend Yield	0%	0%
Risk free interest rate	1.9%	2.2% to 2.4%
Expected life	2.6 to 3.5 years	2.5 to 3.5 years
Expected volatility (1)	79.4% to 85.1%	79.5% to 87.0%
Weighted average grant date fair value	0.38	0.23
Forfeiture rate	1%	1%

(1) Determined based on historical volatility of the Company.

Any change in the assumptions used could have a material impact on the fair value of the share-based compensation value. In addition, the Black-Scholes option pricing model was developed for options that have characteristics that are materially different to the Company’s stock options and for purposes other than to determine the fair value to be assigned to stock options.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

Transition to IFRS from GAAP

The Canadian Accounting Standards Board declared that International Financial Reporting Standards is to replace Canadian GAAP for publicly accountable enterprises for financial periods beginning on or after January 1, 2011.

In order to produce the required financial statements in accordance with IAS 34, the Company used accounting policies consistent with IFRS as issued by the IASB and interpretations of IFRIC.

 The condensed interim financial statements for the three and nine month periods ended September 30, 2011 are the Company’s second condensed interim financial statements prepared in accordance with IAS 34 using accounting policies consistent with IFRS. The accounting policies have been selected to be consistent with IFRS as is expected to be effective on December 31, 2011, the Company’s first annual IFRS reporting date. These condensed interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Company’s first condensed interim financial statements prepared in accordance with IAS 34 and IFRS dated March 31, 2011.

The adoption of IFRS resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under Canadian GAAP. The accounting policies set out in the Company’s financial statements have been applied consistently to all periods presented.

IFRS Conversion

The Company’s IFRS conversion plan was comprehensive and addressed matters including changes in accounting policies, restatement of comparative periods, organizational and internal controls and any required changes to business processes. To facilitate this process and ensure the full impact of the conversion was understood and managed reasonably, the Company provided time for the CFO and Audit Committee Chairman to attend externally provided IFRS training sessions. In addition, the CEO, and certain other directors, currently sit on the Boards of companies that report under IFRS and possess knowledge of IFRS. Through training and the preparation of reconciliations of historical Canadian GAAP financial statements to IFRS, primarily in the form of “white papers”, which include an analysis and discussion on key differences between Canadian GAAP versus IFRS, and documentation of expected disclosures and optional exemptions, the Company believes that its accounting personnel have obtained a thorough understanding of IFRS for Canadian reporting purposes.

The Company has also reviewed its current internal and disclosure control processes and believes they will not need significant modification as a result of conversion to IFRS.

Impact of IFRS

IFRS employs a conceptual framework that is similar to Canadian GAAP; however significant differences exist in certain matters of recognition, measurement and disclosure. While the adoption of IFRS does not change the actual cash flows of the Company, the adoption does result in changes to the reported financial position and comprehensive income or loss of the Company. In order to allow the users of the financial statements to better understand these changes, the Company has provided the reconciliations between Canadian GAAP and IFRS in Note 20 to the condensed interim financial statements. The adoption of IFRS has had no significant impact on the net cash flows of the Company although the changes made to the statements of financial position and comprehensive income or loss have resulted in reclassifications of various amounts on the statements of cash flows.

Initial Adoption of IFRS

The Company has adopted IFRS on January 1, 2011 with a transition date of January 1, 2010 (the “Transition Date”). Under IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”), the IFRS are applied retrospectively at the transition date with all adjustments to assets and liabilities as stated under Canadian GAAP taken to retained earnings unless certain exemptions are applied.

The Company elected to take the following IFRS 1 optional exemptions:

(a)	IFRS 3, Business Combinations: Applied prospectively from the Transition Date;
(b)	IFRS 16, Property, Plant & Equipment and IFRS 23, Borrowing Costs: Borrowing costs related to qualifying assets not capitalized;
(c)	IAS 17, Leases: Any IFRIC 4 applicable arrangements not reassessed;
(d)	IFRIC 4, Determining whether an arrangement contains a lease: Determination of potential leases prospectively from the Transition Date;
(e)	IFRS 2, Share-Based Payments: Not applied retrospectively to fully vested equity settled grants;
(f)
IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities: Decommissioning liability included in the cost of the related asset and is not accounted for on a fully retrospective basis;

(g)	IAS 39, Financial Instruments: Recognition & Measurement: Financial instrument designated as FVTPL upon the Transition Date.

The following key areas of financial reporting are significantly affected by the adoption of IFRS:

Decommissioning liability: Consistent with IFRS, provisions for asset retirement obligations have been previously measured based on the estimated cost of rehabilitation, discounted to its net present value upon initial recognition. However, adjustments to the discount rate are not reflected in the provisions or the related assets under previous GAAP unless it relates to an upward revision in the future costs estimates. The Company has elected to apply the exemption from full retrospective application as allowed under IFRS 1 for the decommissioning liability included in the cost of exploration and evaluation assets. As such the Company has re-measured the decommissioning liability as at January 1, 2010 under IAS 37, Provisions, Contingent Liabilities and Contingent Assets and estimated the amount to be included in the related asset by discounting the liability to the date in which the liability arose using best estimates of the historical discount rates. Consistent with IFRS, accretion expense is categorized as finance costs under other expenses on the statement of comprehensive income.

Flow-through shares: Current Canadian tax legislation permits mining entities to issue flow-through shares to investors. Flow-through shares are securities issued to investors whereby the deductions for tax purposes related to resource exploration and evaluation expenditures may be claimed by investors instead of the entity. Under Canadian GAAP, in accordance with EIC-146 , Flow-through Shares, a deferred tax liability is recognized on the date that the Company files renouncement documents with the Canadian tax authorities assuming there is reasonable assurance the expenditures will be made.

Consistent with IFRS, the issue of flow-through shares is in substance an issue of ordinary shares and the sale of tax deductions. At the time the Company issues flow-through shares, the sale of tax deductions is deferred and presented as other liabilities in the statement of financial position to recognize the obligation to incur and renounce eligible resource exploration and evaluation expenditures. Accordingly, the Company adjusted the flow-through share issuance in fiscal 2010 and recorded a deferral of the sale of tax deductions.

Share-based Compensation: Under Canadian GAAP, the Company measured share-based compensation related to share purchase options at the fair value of the options granted using the Black-Scholes option pricing model and recognized this expense over the vesting period of the options. IFRS 2, Share-based payments, similar to Canadian GAAP, requires the Company to measure share-based compensation related to share purchase options granted at the fair value of the options on the date of grant and to recognize such expense over the vesting period of the options. However, under IFRS 2, the definition of an employee is broader allowing the Company to group employees and others providing similar services together. Adjustments were calculated only for unvested options issued and outstanding after the Transition Date.

IFRS Standards Adopted

IFRS 1 (Amendment)	First-time Adoption of IFRS
IFRS 7 (Amendment)	Financial Instruments: Disclosure
IAS 1 (Amendment)	Presentation of Financial Statements
IAS 24 (Amendment)	Related Party Disclosures
IAS 34 (Amendment)	Interim Financial Reporting

IFRS Standards Issued but not yet Effective

IFRS 7 (Amendment)	Financial Instruments : Disclosure
IFRS 9	Financial Instruments
IFRS 10	Consolidated Financial Statements
IFRS 11	Joint Arrangements
IFRS 12	Disclosure of Interests in Other Entities
IFRS 13	Fair Value Measurement
IAS 1 (Amendment)	Presentation of Financial Statements
IAS 12 (Amendment)	Income Taxes
IAS 27 (Amendment)	Separate Financial Statements
IAS 28 (Amendment)	Investments in Associates and Joint Ventures

RISKS AND UNCERTAINTIES

In conducting its business, Canadian Zinc faces a number of risks and uncertainties, many of which are beyond its ability to control or predict. Because of these risks and uncertainties, actual results may differ materially from those expressed or implied by forward-looking statements, and investors are cautioned not to place undue reliance on such statements, which speak only as of the date hereof.

Investors are urged to review the discussion of risk factors associated with the Company’s business below and as set out in the Company’s Annual Information Form dated March 16, 2011, which has been filed with the Canadian Securities Regulators on SEDAR (www.sedar.com).

The risks below, and as described in the Company’s Annual Information Form and other Canadian and U.S. filings, are not the only risks facing the Company. Additional risks and uncertainties not currently known to, or that are currently deemed to be immaterial, also may materially affect the Company’s business, financial condition and/or operating results.

Political and Legislative

Canadian Zinc conducts its operations in the Mackenzie Valley in the Northwest Territories of Canada in an area which is claimed by the Dehcho First Nations as their traditional territory. The Dehcho have not settled their land claim with the Federal Government of Canada. The Dehcho and the Federal Government both claim legal title to this territory and legal title to the land remains in dispute. The Company’s operations are potentially subject to a number of political, legislative and other risks. Canadian Zinc is not able to determine the impact of political, legislative or other risks on its business or its future financial position.

Canadian Zinc’s operations are exposed to various levels of political, legislative and other risks and uncertainties. These risks and uncertainties include, but are not limited to, cancellation, renegotiation or nullification of existing leases, claims, permits and contracts; expropriation or nationalization of property; changes in laws or regulations; changes in taxation laws or policies; royalty and tax increases or claims by governmental, Aboriginal or other entities; retroactive tax or royalty claims and changing political conditions; government mandated social expenditures; governmental regulations or policies that favour or require the awarding of contracts to local or Aboriginal contractors or require contractors to employ residents of, or purchase supplies from, a particular jurisdiction or area; or that require that an operating project have a local joint venture partner, which may require to be subsidized; and other risks arising out of sovereignty or land claims over the area in which Canadian Zinc’s operations are conducted.

The mining, processing, development and mineral exploration activities of Canadian Zinc are subject to extensive federal, territorial and local laws and regulations, including various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use and other matters. Such laws and regulations are subject to change and can become more stringent and costly over time. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail exploration, production or development. Amendments to current laws and regulations governing operations and activities of exploration and mining, or more stringent implementation thereof, could have a substantial adverse impact on Canadian Zinc.

In 1998 - 2000 there was a major change to the legislative and regulatory framework and regulations in the Mackenzie Valley. There can be no assurance that these laws and regulations will not change in the future in a manner that could have an adverse effect on the Company’s activities and/or its financial condition.

In relation to the Northwest Territories specifically, a number of policy and social issues exist which increase Canadian Zinc’s political and legislative risk. The Government of Canada is facing legal and political issues, such as land claims and social issues, all of which may impact future operations. This political climate increases the risk of the Government making changes in the future to its position on issues such as mining rights and land tenure, which in turn may adversely affect Canadian Zinc’s operations. Future government actions cannot be predicted, but may impact the operation and regulation of the Prairie Creek mine. Changes, if any, in Government policies, or shifts in local political attitude in the Northwest Territories may adversely affect Canadian Zinc’s operations or business.

Canadian Zinc’s exploration, development and production activities may be substantially affected by factors beyond Canadian Zinc’s control, any of which could materially adversely affect Canadian Zinc’s financial position or results of operations. The occurrence of these various factors and uncertainties cannot be accurately predicted. The Company is not able to determine the impact of these risks on its business.

Permitting, Environmental and Other Regulatory Requirements

The operations of Canadian Zinc require licences and permits from various governmental and regulatory authorities. Canadian Zinc believes that it is presently complying in all material respects with the terms of its current licences and permits. However, such licences and permits are subject to change in various circumstances. Canadian Zinc does not hold all necessary licences and permits under applicable laws and regulations for the operation of the Prairie Creek mine. There can be no guarantee Canadian Zinc will be able to obtain or maintain all necessary licences and permits as are required to explore and develop its properties, commence construction or operation of mining facilities or properties under exploration or development, or to obtain them within a reasonable time.

The Prairie Creek Project is located in an environmentally sensitive and remote area in the Mackenzie Mountains of the Northwest Territories, within the watershed of the South Nahanni River. The South Nahanni River is considered to be of global significance, is highly valued as a wilderness recreation river and is a designated World Heritage Site. The South Nahanni River flows through the Nahanni National Park Reserve.

The Prairie Creek mine is encircled by the newly expanded Nahanni National Park Reserve, however an area of approximately 300 square kilometres immediately surrounding the Prairie Creek Mine is specifically excluded from the Park. In 2009 new legislation entitled “An Act to Amend the Canada National Parks Act to enlarge Nahanni National Park Reserve of Canada” was enacted, which also authorized the Minister of Environment to enter into leases, licences of occupation or easements over Nahanni Park lands for the purposes of a mining access road leading to the Prairie Creek Mine Area, including the sites of storage and other facilities connected with that road. The Company will require permits from the Minister of Environment and / or the Parks Canada Agency for the purposes of accessing the Prairie Creek Mine Area. There can be no guarantee Canadian Zinc will be able to obtain or maintain all necessary permits or to obtain them within a reasonable time or on acceptable terms.

The Company has experienced long delays in obtaining permits to date. The Company anticipates continuing difficulties and delays with its permitting activities and faces ongoing opposition and legal challenges from certain interests.

Canadian Zinc’s activities are subject to extensive federal, provincial, territorial and local laws and regulations governing environmental protection and employee health and safety. Canadian Zinc is required to obtain governmental permits and provide bonding requirements under federal and territorial water and mine regulations. All phases of Canadian Zinc’s operations are subject to environmental regulation. These regulations mandate, among other things, the maintenance of water and air quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, and more stringent environmental assessments of proposed projects. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Canadian Zinc’s operations.

Environmental laws and regulations are complex and have tended to become more stringent over time. These laws are continuously evolving. Any changes in such laws, or in the environmental conditions at Prairie Creek, could have a material adverse effect on Canadian Zinc’s financial condition, liquidity or results of operations. Canadian Zinc is not able to determine the impact of any future changes in environmental laws and regulations on its future financial position due to the uncertainty surrounding the ultimate form such changes may take. The Company does not currently consider that its expenditures required to maintain ongoing environmental monitoring obligations at the Prairie Creek Mine are material to the results and financial condition of the Company. However, these costs could become material in the future and would be reported in the Company’s public filings at that time.

Although Canadian Zinc makes provision for reclamation costs, it cannot be assured that such provision is adequate to discharge its obligations for these costs. As environmental protection laws and administrative policies change, Canadian Zinc will revise the estimate of its total obligations and may be obliged to make further provisions or provide further security for mine reclamation costs. The ultimate amount of reclamation to be incurred for existing and past mining interests is uncertain. Additional discussion on the impact of reclamation costs is included in this MD&A in the section “Critical Accounting Estimates – Decommissioning liability (environmental estimates)”.

Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before production can commence on the Prairie Creek Property the Company must obtain regulatory approval, permits and licences and there is no assurance that such approvals will be obtained. No assurance can be given that new rules and regulations will not be enacted or made, or that existing rules and regulations will not be applied, in a manner which could limit or curtail production or development.

Regulatory approvals and permits are currently, and will in the future be, required in connection with Canadian Zinc’s operations. To the extent such approvals are required and not obtained; Canadian Zinc may be curtailed or prohibited from proceeding with planned exploration or development of its mineral properties or from continuing its mining operations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Failure to comply with applicable environmental and health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that Canadian Zinc has been or will be at all times in complete compliance with all such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially adversely affect Canadian Zinc’s business, results of operations or financial condition. Environmental hazards may exist on the properties on which Canadian Zinc holds interests which are unknown to Canadian Zinc at present and which have been caused by previous owners or operators of the properties.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Canadian Zinc Corporation and cause increases in exploration expenses, capital expenditures or production costs or require abandonment or delays in the development of mining properties.

The Prairie Creek project has, on numerous occasions, experienced significant delays in obtaining permits and licences necessary for the conduct of its operations. If at any time in the future permits essential to operations are not obtained, or not obtained in a timely manner, or exemptions not granted, there is a risk that the Prairie Creek Mine may not be able to operate.

Metal Prices and Market Sentiment

The market price of metals and minerals is volatile and cannot be controlled. Metal prices have fluctuated widely, particularly in recent years. If the price of metals and minerals should drop significantly, as occurred in late 2008, the economic prospects for the Prairie Creek Project could be significantly reduced or rendered uneconomic. There is no assurance that, even if commercial quantities of ore are delineated, a profitable market may exist for the sale of products, including concentrates from that ore. Factors beyond the control of the Company may affect the marketability of any minerals discovered or concentrates produced. The marketability of minerals is affected by numerous other factors beyond the control of the Company, including quality issues, impurities, government regulations, royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted. Factors tending to affect the price of metals include:

•	The relative strength of the U.S. dollar against other currencies;
•	Government monetary and fiscal policies;
•	Expectations of the future rate of global monetary inflation and interest rates;
•	General economic conditions and the perception of risk in capital markets;
•	Political conditions including the threat of terrorism or war;
•	Speculative trading;
•	Investment and industrial demand; and
•	Global production and inventory stocks.

The effects of these factors, individually or in aggregate, on the prices of zinc, lead and/or silver is impossible to predict with accuracy. Fluctuations in metal prices may adversely affect Canadian Zinc’s financial performance and results of operations. Further, if the market price of zinc, lead and/or silver falls or remains depressed, Canadian Zinc may experience losses or asset write-downs and may curtail or suspend some or all of its exploration, development and mining activities.

Furthermore, sustained low metal prices can halt or delay the development of new projects; reduce funds available for mineral exploration and may result in the recording of a write-down of mining interests due to the determination that future cash flows would not be expected to recover the carrying value.

Metal prices fluctuate widely and are affected by numerous factors beyond Canadian Zinc’s control such as the sale or purchase of such commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major mineral and metal producing countries throughout the world. Future production from Canadian Zinc’s mining property is dependent on mineral prices that are adequate to make these properties economic. The prices of metals have fluctuated widely in recent years, and future or continued serious price declines could cause continued development of and commercial production from Canadian Zinc’s properties to be impracticable. Depending on the price of metal, cash flow from mining operations may not be sufficient and Canadian Zinc could be forced to discontinue production and may lose its interest in, or may be forced to sell, its properties.

In addition to adversely affecting Canadian Zinc’s reserve or resource estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. The need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Currency fluctuations may affect the costs that Canadian Zinc incurs at its operations. Zinc, lead and silver are sold throughout the world based principally on the U.S. dollar price, but operating expenses are incurred in currencies other than the U.S. dollar. Appreciation of the Canadian dollar against the U.S. dollar increases the cost of production in U.S. dollar terms at mines located in Canada.

The development of the Company’s properties will depend upon the Company’s ability to obtain financing through private placement financing, public financing, the joint venturing of projects, bank financing or other means. There is no assurance that the Company will be successful in obtaining the required financing.

Securities of junior and small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and global and market perceptions of the attractiveness of particular industries. The share price of Canadian Zinc is likely to be significantly affected by short-term changes in metal prices. Other factors unrelated to Canadian Zinc’s performance that may have an effect on the price of its shares include the following: the extent of analytical coverage available to investors concerning Canadian Zinc’s business may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of common shares; the size of Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and a substantial decline in the price of the common shares that persists for a significant period of time could cause the Company’s securities to be delisted from an exchange, further reducing market liquidity.

As a result of any of these factors, the market price of the Company’s shares at any given point in time may not accurately reflect Canadian Zinc’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. Canadian Zinc may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

The development and exploration of Canadian Zinc’s property will require substantial additional financing. Failure to obtain sufficient financing will result in delaying or indefinite postponement of exploration, development or production on Canadian Zinc’s property or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available when needed or that, if available, the terms of such financing will be favourable to Canadian Zinc.

Exploration and Evaluation

The business of exploring for minerals and mining involves a high degree of risk. There is no assurance the Company’s mineral exploration activities will be successful. Few properties that are explored are ultimately developed into producing mines. In exploring and developing its mineral deposits the Company is subjected to an array of complex economic factors and technical considerations. Unusual or unexpected formations, formation pressures, power outages, labour disruptions, flooding, explosions, cave-ins, landslides, environmental hazards, and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the conduct of exploration and development programs. Such risks could materially adversely affect the business or the financial performance of the Company.

There is no certainty that the expenditures made by Canadian Zinc towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore. The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by Canadian Zinc will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Canadian Zinc not receiving an adequate return on invested capital.

A specific risk associated with the Prairie Creek Property is its remote location. Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important factors, which affect capital and operating costs. Unusual or infrequent weather phenomena, government or other interference in the maintenance or provision of such infrastructure could adversely affect Canadian Zinc’s operations, financial condition and results of operations.

The development plan for the Prairie Creek Project is based upon a Project Description Report prepared internally by the Company, with the assistance of outside consultants, in 2008. The Project Description Report is not a Feasibility Study. The Project Description Report outlined the plan for the development of the Prairie Creek Project based on the historical development and existing infrastructure at the Prairie Creek Property and on the Resource Estimation in the 2007 NI 43-101 Technical Report. The resource estimation in the Technical Report does not constitute mineable reserves. The historical development was carried out principally in 1980 to 1982 and the infrastructure, including the mill, was constructed in the same period based on a feasibility study prepared by Kilborn Engineering (Pacific) Limited in 1980. The Kilborn feasibility study is outdated and cannot be relied upon. The existing infrastructure, including the mill, buildings, camp etc. is over twenty-five years old and, although it has been held under care and maintenance, it has lain idle for more than twenty-five years and was never operated. There is significant risk attached to the proposed operation of aged equipment.

Mining operations generally involve a high degree of risk. Canadian Zinc’s mining operations will be subject to all the hazards and risks normally encountered in the development and production of minerals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Mining and milling operations are subject to hazards such as equipment failure or failure of retaining dams around waste disposal areas, which may result in environmental pollution and consequent liability.

Uncertainty in the Estimation of Mineral Resources

The figures for Mineral Resources contained in this document are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Resources can be mined or processed profitably. There are numerous uncertainties inherent in estimating Mineral Resources, including many factors beyond Canadian Zinc’s control. Such estimation is a subjective process, and the accuracy of any resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. In addition, there can be no assurance that mineral or metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Inferred mineral resources do not have demonstrated economic viability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to measured and indicated mineral resources as a result of continued exploration.

Fluctuation in metal prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of any such resource or reserve estimate. The volume and grade of resources mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Mineral Resources, or of Canadian Zinc’s ability to extract these Mineral Resources, could have a material adverse effect on Canadian Zinc’s results of operations and financial condition.

Mineral reserve and mineral resource estimates are imprecise and depend partly on statistical inferences drawn from drilling and other data which may prove to be unreliable. Future production could differ dramatically from mineral resource estimates for many reasons including the following:

• Mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;
• Declines in the market price of metals may render the mining of some or all of Canadian Zinc’s mineral resources uneconomic;
• Increases in operating mining costs and processing costs could adversely affect mineral reserves or resources; and
• The grade of mineral reserves or resources may vary significantly from time to time and there can be no assurance that any particular level of metal may be recovered from the mineral reserves or resources.

Any of these factors may require Canadian Zinc to reduce its mineral reserve or mineral resources estimates.

Insurance and Uninsured Risks

Canadian Zinc’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Canadian Zinc’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although Canadian Zinc maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with the Company’s mining operations. Canadian Zinc may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Canadian Zinc or to other companies in the mining industry on acceptable terms. In particular, the Company is not insured for environmental liability or earthquake damage.

Canadian Zinc might also become subject to liability for pollution or other hazards which may not be insured against, or which Canadian Zinc may elect not to insure against, because of premium costs or other reasons. Losses from these events may cause Canadian Zinc to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Executives and Conflicts of Interest

Canadian Zinc is dependent on the services of key executives, including the President and Chief Executive Officer and the Vice President of Exploration and Chief Operating Officer of the Company, and a small number of other skilled and experienced executives and personnel. Due to the relatively small size of the Company, the loss of these persons or Canadian Zinc’s inability to attract and retain additional highly skilled or experienced employees may adversely affect its business and future operations.

Certain of the directors and officers of the Company also serve as directors and/or officers of, or have significant shareholdings in, other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. Two directors of Canadian Zinc also serve as directors of Vatukoula Gold Mines Plc. Any decision made by any of such directors and officers involving Canadian Zinc will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (British Columbia) and other applicable laws.

To the extent that such other companies may participate in ventures in which Canadian Zinc may participate, the directors of Canadian Zinc may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for the approval of such participation or such terms.

From time to time several companies may collectively participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. Under the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not Canadian Zinc will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Title Matters

Mining leases and surface leases issued to the Company by the Federal Government have been surveyed but other parties may dispute the Company’s title to its mining properties. The mining claims in which the Company has an interest have not been surveyed and, accordingly, the precise location of the boundaries of the claims and ownership of mineral rights on specific tracts of land comprising the claims may be in doubt. These claims have not been converted to lease, and are, accordingly, subject to regular compliance with assessment work requirements.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements.

While the Company has investigated its title to all its mining leases, surface leases and mining claims and, to the best of its knowledge, title to all properties is in good standing, this should not be construed as a guarantee of title and title may be affected by undetected defects. The validity and ownership of mining property holdings can be uncertain and may be contested. There are currently a number of pending Aboriginal or Native title or Treaty or traditional land ownership claims relating to Northwest Territories. The Company’s properties at Prairie Creek are subject to Aboriginal or Native land claims. Title insurance generally is not available, and Canadian Zinc’s ability to ensure that it has obtained secure title to individual mineral properties or mining concessions may be severely constrained. Canadian Zinc’s mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including Native land claims, and title may be affected by, among other things, undetected defects. No assurances can be given that there are no title defects affecting such properties.

Acquisitions

From time to time Canadian Zinc undertakes evaluations of opportunities to acquire additional mining assets and businesses. Any resultant acquisitions, such as those discussed in this MD&A in the “Overview, Review of Activities and Outlook” section, may be significant in size, may change the scale of Canadian Zinc’s business, and may expose Canadian Zinc to new geographic, political, operating financial and geological risks. Canadian Zinc’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, to acquire them on acceptable terms, and integrate their operations successfully with those of Canadian Zinc. Any acquisition would be accompanied by risks, such as a significant decline in metal prices; the ore body proving to be below expectations; the difficulty of assimilating the operation and personnel; the potential disruption of Canadian Zinc’s ongoing business; the inability of management to maximize the financial and strategic position of Canadian Zinc through the successful integration of acquired assets and businesses; the maintenance of uniform standards, control, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and business. In addition Canadian Zinc may need additional capital to finance an acquisition. Debt financing related to any acquisition will expose Canadian Zinc to the risk of leverage, while equity financing may cause existing shareholders to suffer dilution.

There can be no assurance that Canadian Zinc would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Competition

The mining industry is competitive in all of its phases. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. Canadian Zinc faces strong competition from other mining companies in connection with the acquisition of properties, mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. Many of these companies have greater financial resources, operational experience and technical capabilities than Canadian Zinc. As a result of this competition, Canadian Zinc may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, Canadian Zinc’s operations and financial condition could be materially adversely affected.

Vatukoula Gold Mines plc

As discussed in this MD&A, the Company has a significant interest in Vatukoula Gold Mines Plc, which operates the Vatukoula Gold Mine in Fiji. Fiji has experienced political unrest and there may, at times, be challenges to foreign owned companies. In Fiji, VGM expenditures are made in Fijian dollars and revenues are in U.S. dollars. The parent company in the VGM group is based in the United Kingdom and reports in £ Sterling. The impact of foreign exchange fluctuations may have a material impact on the results of operations of VGM. As VGM is operating a working gold mine, it is exposed to risk from changes in commodity prices (notably gold) and also the price of oil on the world markets. Adverse changes in these prices could have a material impact on the operations of VGM and therefore the share price of VGM.

RISK MANAGEMENT

As described in this MD&A in the section “Risks and Uncertainties,” Canadian Zinc’s activities and status as an exploration and evaluation company expose the Company to a variety of risks, many of which are beyond the direct control of the Company.

However, management has sought to manage risks within its control using several key components:

Corporate Values: Canadian Zinc promotes its corporate values throughout the Company and has a written Code of Business Conduct and Ethics (the “Code”) that is distributed to all employees and signed by them to acknowledge receipt and compliance with the Code.

Policies: Canadian Zinc maintains a set of corporate policies designed to provide guidelines and determine authority levels for certain transactions.

Internal Reporting: Canadian Zinc holds regularly scheduled board meetings and also provides reports, on a monthly basis, to the board of directors. The Company believes that the frequency of regular reporting and meetings, supplemented by additional meetings as needed, provides for effective and timely risk management and oversight.

Whistleblower System: Canadian Zinc has a system in place, using a third-party independent service provider, where employees or other interested stakeholders may report any potential ethical concerns. The reports can be made on a confidential basis and any concerns reported are received by the Chairman of the Audit Committee. Should a matter be reported, the audit committee has been empowered to seek assistance from any personnel it deems relevant and also external legal counsel. All employees receive a copy of the whistleblower policy upon commencing employment with Canadian Zinc and are required to acknowledge receipt thereof.

Requirements of the Sarbanes-Oxley Act and Similar Canadian Regulations

Since 2007, the Company has documented and tested its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”). As of December 31, 2010, SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation by the Company’s independent auditors addressing internal controls over financial reporting.

Due to its size, its limited staff resources and financial constraints, the Company is exposed to certain potential deficiencies in its internal controls over financial reporting. If the Company is unable to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time, the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s inability to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares. In addition, any inability to implement required new or improved controls, or difficulties encountered in their implementation, could impact the Company’s operating results or cause it to be unable to meet its reporting obligations. Future acquisitions (if any) may provide the Company with challenges in implementing the required processes, procedures and controls in the acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to develop, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to enhance its internal controls over financial reporting. Although the Company will be required to devote substantial time and will incur substantial costs, as necessary, in an effort to ensure ongoing compliance, the Company cannot be certain that it will be successful in continuing to comply with Section 404 of SOX.

History of Losses and No Assurance of Profitable Operations

The Company has incurred losses since inception of $58,520,000 through September 30, 2011. There can be no assurance that the Company will be able to operate profitably during future periods. If the Company is unable to operate profitably during future periods, and is not successful in obtaining additional financing, the Company could be forced to cease its exploration and evaluation plans as a result of lacking sufficient cash resources.

Shareholder Dilution

As of September 30, 2011, there were 130,824,112 common shares outstanding. As of September 30, 2011, the Company had 7,220,000 share purchase options and 341,273 warrants outstanding allowing the holders to purchase 7,561,273 common shares. Directors and officers of the Company hold 5,800,000 of these share purchase options, contractors and employees of the Company hold 1,420,000 share purchase options and brokers hold 341,273 share purchase warrants. The exercise of all of the existing share purchase options and warrants would result in percentage ownership dilution to the existing shareholders.

Potential Future Equity Financings

The Company has used equity financing in order to meet its needs for capital and may engage in equity financings during future periods. Subsequent issuances of equity securities or securities convertible into or exchangeable or exercisable for equity securities would result in further percentage ownership dilution to existing shareholders and could depress the price of the Company’s shares.

Dividend Policy

No dividends have been paid by the Company to date. The Company anticipates that it will retain all future earnings and other cash resources for the future operation and development of its business and the Company does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Company’s board of directors after taking into account many factors, including the Company’s operating results, financial condition and current and anticipated cash needs.

OTHER INFORMATION

The Company has not entered into any off-balance sheet arrangements.

As at November 4, 2011, the Company had the following securities issued and outstanding:

Common shares	130,824,112
Common share purchase options	7,220,000	exercisable between $0.23 - $0.94 per share

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure controls and procedures

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company are identified and reported in a timely manner.

Based on current securities legislation in Canada and the United States, the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) of the Company have evaluated the design and effectiveness of the Company’s disclosure controls and procedures as of December 31, 2010, and have concluded that such disclosure controls and procedures were operating effectively at that date.

There were no significant changes to the Company’s disclosure controls or procedures during the nine months ended September 30, 2011.

It should be noted that, while the Company’s CEO and CFO believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures can prevent all errors or mistakes. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal controls over financial reporting

Management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with IFRS.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and annual financial statements.

There are inherent limitations in the effectiveness of internal controls over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances. The Company has paid particular attention to segregation of duties matters surrounding its internal controls over financial reporting as the Company has only limited staff resources at the present time such that “ideal” segregation of duties is not feasible. This risk is dealt with by management identified compensating controls such as Board or senior management review where appropriate. At the present time, the Company does not anticipate hiring additional accounting or administrative staff as this is not considered necessary or practical and accordingly, will continue to rely on review procedures to detect potential misstatements in reporting of material to the public.

The CEO and the CFO have evaluated the design and effectiveness of internal controls over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, as at December 31, 2010, the Company believes that its internal controls over financial reporting were designed and operating effectively to provide reasonable, but not absolute, assurance that the objectives of the control system are met. There have been no material changes to internal controls since the year ended December 31, 2010.

The Company’s management, including the CEO and CFO, believe that any internal controls over financial reporting, including those systems determined to be effective and no matter how well conceived and operated, have inherent limitations and can provide only reasonable, not absolute, assurance that the objectives of the control system are met with respect to financial statement preparation and presentation. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Changes in internal controls over financial reporting

The Company continues to review and assess its internal controls over financial reporting. There were no significant changes made to internal controls over financial reporting during the nine months ended September 30, 2011.
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